March 2, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Roth CH Acquisition III Co.
Registration Statement on Form S-1
File No. 333-252044

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Roth CH Acquisition III Co. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. EST on Tuesday, March 2, 2021, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that in excess of 300 copies of the Preliminary Prospectus dated February 26, 2021 have been, or will be, distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

ROTH CAPITAL PARTNERS

By:	/s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets

CRAIG-HALLUM CAPITAL GROUP

By:	/s/ Rick Hartfiel
Name: Rick Hartfiel
Title: Head of Investment Banking